17009370

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section MAR 01 2017 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beta Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1201
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Idelma Hervis — 305-358-8814
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Noelia Povedano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beta Capital Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

JOHN E. HEALY
MY COMMISSION # FF 231946
EXPIRES: May 18, 2019
Bonded Thru Notary Public Underwriters

(Signature)

CEO
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Beta Capital Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Beta Capital Securities, LLC as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Beta Capital Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beta Capital Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

February 22, 2017
Miami, Florida

BETA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS, INCLUDING $391,119 SEGREGATED FOR EXCLUSIVE BENEFIT OF CUSTOMERS (NOTE 2)	$	6,062,723
RECEIVABLE FROM BROKERS (NOTE 2)		334,936
DEPOSIT AT BROKER (NOTE 2)		250,076
PROPERTY AND EQUIPMENT (NOTE 4)		435,028
DUE FROM RELATED PARTY (NOTE 5)		212,942
OTHER ASSETS		158,841
	$	7,454,546

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	804,031
Accounts payable and accrued liabilities (NOTE 5)		435,653
Due to related party (NOTE 5)		30,790
Total liabilities		1,270,474
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' EQUITY		6,184,072
	$	7,454,546

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Securities, LLC (the Company) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company is 99% owned by Credit Andorra, SA, an Andorran bank and provider of financial services.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis, and are valued at quoted market or dealer quotes.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation of property and equipment is computed using the straight-line method based upon estimated useful lives of three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets.

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Partnership matching up to 4% of employee payroll deferrals at the Company's discretion.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on Credit Andorra, SA's (the ultimate Parent) income tax return. No provision for income taxes is included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

NOTE 2. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in St. Petersburg, Florida. At December 31, 2016, $111,428 of the receivable from broker, $5,290,764 of cash and cash equivalents, and the $250,076 deposit at broker as reflected in the accompany statement of financial condition, are held by and due from the clearing broker. In December 2016 the Company entered into a clearing agreement with an additional clearing broker that requires a $200,000 deposit, which was funded in January 2017. The additional clearing agreement has an initial term of three years, and is subject to early termination fees, as defined by the agreement.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2016, the Company's "Net Capital" was $5,376,931 which exceeded the requirements by $5,126,931 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.24 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Furniture and fixtures	$	118,982
Leasehold improvements		641,758
Office equipment		493,040
		1,253,780
Less: accumulated depreciation and amortization	(	818,752)
	$	435,028

NOTE 5. RELATED PARTY TRANSACTIONS

Beta Capital Management, LLC

During 2016, the Company provided certain services to Beta Capital Management, LLC (BCM). Additionally, during 2016, certain Company employees provided services to BCM. At December 31, 2016, $212,942 is due from BCM. BCM is related by common ownership.

Credit Andorra US GP, LLC

During 2016, Credit Andorra US GP, LLC (USGP), the Company's managing member, rented office furniture to the Company.

Banco Credit Andorra Panama

In 2015, Banco Credit Andorra Panama, an affiliated Panamanian bank made loans to two employees of the Company totaling $700,000. On a monthly basis, the Company withholds funds from the commissions earned by these employees, and remits it to Banco Credit Andorra Panama. At December 31, 2016, the Company had a balance due to Banco Credit Andorra Panama of $30,790. In connection with the bank loans, the Company has entered into a retention bonus agreement with the two employees whereby the Company will pay the final $150,000 of the loans if the two employees complete seven years of employment with the Company for the period of April 15, 2015 to April 15, 2022. At December 31, 2016, the Company has accrued $37,506 for the retention bonus, which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under non-cancelable operating leases for office space and equipment, and quotation and research service contracts.

The approximate future minimum payments under non-cancelable operating leases and service contracts for the years subsequent to December 31, 2016 are as follows:

2017	567,000
2018	444,000
2019	376,000
2020	381,000
2021	392,000
Thereafter	1,249,000
	$ 3,409,000

Legal and Regulatory

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.